SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

September 30, 2009

Our contact
Marianne Bergström

SUPPL

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Release published September 24, 29 and 30, 2009.

Best regards,
Skanska AB

Marianne Bergström

09047134

Published	Item	Document name	Required by
September 24, 2009	Press Release	Skansak to construct rail tunnel in Slovakia for about EUR 52.8 M, or SEK 540 M	law and by the listing agreement with Stockholm Stock Exchange
September 24, 2009	Press Release	Skanska awarded the largest U.S. stimulus contract for USD 92 M, about SEK 600 M	law and by the listing agreement with Stockholm Stock Exchange
September 29, 2009	Press Release	Finan decision concerning Finnish competition case	law and by the listing agreement with Stockholm Stock Exchange
September 30, 2009	Press Release	Skanska receives third contract valued at USD 120 M, about SEK 840 M, for transit hub in New York	law and by the listing agreement with Stockholm Stock Exchange

dlw
10/20

File Number 82-34932

SKANSKA

Press Release

September 30, 2009
08:30 am CET

Skanska receives third contract valued at USD 120 M, about SEK 840 M, for transit hub in New York

Skanska has secured an additional assignment for construction of the Fulton Street Transit Center in lower Manhattan in New York City. The contract amount is USD 120 M, approximately SEK 840 M, which has been included in third-quarter order bookings. The customer is the New York City Transit Authority.

The new contract is for pedestrian bridges, platforms and three new entrances at the Fulton Street-Broadway-Nassau subway station. The project also includes some deconstruction work and all types of installations. After the underground work is completed, the street level will also be restored.

Work will commence immediately and will be completed in early 2013. To minimize traffic disruption, the work will take place at night and on weekends.

Fulton Street Transit Center is a planned hub for several subway lines in the Ground Zero area. Skanska is already on site and is performing foundation work in accordance with a previous contract worth USD 70 M. In 2008, Skanska completed the construction of the new Dey Street Concourse at the same hub.

Skanska USA Civil is focused on the construction of traffic infrastructure and facilities for power, water and water treatment. The business unit has about 4,200 employees and operations in the eastern U.S., Colorado and California. Skanska USA Civil's revenues amounted to about SEK 11.5 billion in 2008.

For further information please contact:

Karen Diemer, Communications Manager, Skanska USA Civil, tel +1 718 746 2785
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38
Direct line for media: tel +46 10 448 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 55,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.

SKANSKA

Press Release

September 29, 2009
10:45 am CET

Final decision concerning Finnish competition case

The Supreme Administrative Court of Finland has announced its decision concerning competition-curtailing collusion in the Finnish asphalt sector. The court increased the fine for the seven companies involved, including Skanska, to EUR 82.5 million or about SEK 840 million, of which Skanska's share amounts to EUR 4.5 million or about SEK 45 million.

Approximately SEK 32 million will be charged against Skanska's earnings for the third quarter. According to the decision of the Finnish Market Court in December 2007, Skanska was ordered to pay an administrative fee of about SEK 13 million, which has already been expensed. The new ruling cannot be appealed.

The ruling is related to competition-curtailing activities conducted within Skanska Asfaltti Oy during the 1990s.

Skanska is opposed to all forms of unethical actions. Since 2002, when Skanska adopted a global Code of Conduct, thousands of employees and all new recruits have received training in Skanska's Code of Conduct.

For further information please contact:

Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38
Direct line for media: tel +46 10 448 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 55,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.

SKANSKA

Press Release

September 24, 2009
08:45 am CET

Skanska awarded the largest U.S. stimulus contract for USD 92 M, about SEK 660 M

Skanska has secured an assignment to rebuild and widen the I-215 state highway in San Bernardino, California. Skanska's share of the contract amount totals USD 92 M, approximately SEK 660 M, which will be included in the third-quarter bookings. The customer is the city of San Bernardino.

The project has been awarded USD 129 M from the US Government's stimulus package, the American Recovery and Reinvestment Act (ARRA). The total order amount for the Skanska-lead joint-venture is USD 154 M. This is the first project to be awarded over USD 100 million.

The assignment involves two phases, totaling 2.3 km, which will be widened by two lanes. It also includes the rebuilding of a number of entrance and exit ramps along the stretch of highway in question, the installation of traffic signalization and construction of sound walls.

Work will commence in November and is expected to continue for four years.

The project is being conducted by a joint-venture, in which Skanska, as leader, has a 60-percent share and local construction company Steve P. Rados, Inc., 40 procent.

Skanska USA Civil is focused on the construction of traffic infrastructure and facilities for power, water and water treatment. The business unit has about 4,200 employees and operations in the eastern U.S., Colorado and California. Skanska USA Civil's revenues amounted to about SEK 11.5 billion in 2008.

For further information please contact:

Karen Diemer, Communications Manager, Skanska USA Civil,
tel +1 718 746 2785
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38
Direct line for media: tel +46 10 448 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 55,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.

File Number 82-34932

SKANSKA

Press Release

September 24, 2009
08:30 am CET

Skanska to construct rail tunnel in Slovakia for about EUR 52.8 M, or SEK 540 M

Skanska has secured an assignment to construct a tunnel as part of a major rail expansion in Slovakia. Skanska's share of the contract amounts to EUR 52.8 M, or about SEK 540 M, which will be included in order bookings for the third quarter. The customer is the Slovakian Rail Administration.

The project comprises an approximately 1,800-meter tunnel that will house double tracks for high-speed trains.

The tunnel will comprise part of the expansion of the 17.7-kilometer section of line between Nove Mesto and Zlatovce in Western Slovakia.

Skanska is part of a consortium with Czech and Slovakian construction companies which will implement the rail expansion. Skanska's share is 20 percent of the total contract value, which amounts to EUR 264 M.

Work on the tunnel will commence immediately and will be completed in April 2013.

The Slovakian operation is part of Skanska Czech Republic, the largest construction company in the Czech Republic, which had sales of approximately SEK 13 billion in 2008. The company has 6,500 employees in the Czech Republic and Slovakia.

For further information please contact:

Magdalena Dobisova, Responsible for PR in Skanska's operations in Slovak Republic, tel +421 902 963 666
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38
Direct line for media: tel +46 10 448 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 55,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.